UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: February 1, 2023

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

 (Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the UBS Group AG and UBS AG Fourth Quarter 2022 earnings call remarks and analyst Q&A, which appear immediately following this page.

Fourth quarter 2022  results

31 January 2023

Speeches by  Ralph Hamers, Group  Chief  Executive  Officer,  and Sarah Youngwood, Group  Chief  Financial  Officer

Including analyst Q&A session

Transcript.

Numbers for slides refer  to  the  fourth quarter 2022 results presentation. Materials and a webcast replay are available at www.ubs.com/investors

Ralph Hamers

Slide 3 – What differentiates us for our shareholders

Thank you, Sarah. Good morning, everyone. Great that you're all on the call. We'll [I will] take you through the results like I used to.

In 2020 [Edit: 2022], we delivered for our clients and shareholders in challenging market conditions. We provided sound advice to our clients and partnered with them to help achieve their goals.

Our strategy and what differentiates UBS is clear and it’s shown on this slide 3 here. We are globally diversified with leading positions across the U.S., Asia Pacific, EMEA and Switzerland. We have outstanding client franchises, and they are underpinned by a balance sheet for all seasons, a strong risk culture and an intensified focus on costs. As you know, our business model is highly capital-generative and supports both strong returns on capital, as well as return of capital.

Slide 4 – Key messages

If we now move to slide 4, you get basically a full year of hard work on one slide. Good financial results in 2020 [Edit: 2022] We achieved our Group financial targets for the full year, with net profits of 7.6 billion. And our return on CET1 capital was 17.0% and our cost/income ratio was 72.1%.

Slide 5 – Our momentum with clients is strong in challenging markets

Turning to slide 5. Throughout 2020 [Edit: 2022], we were a source of strength for our clients and we relentlessly focused on their needs while delivering for them across our platform. And you see the proof points here laid out across the different areas: invested assets, deposits, loans, the global markets activities..

Across our 4 trillion in invested assets, we provided advice, bespoke services and seamless solutions. We helped our clients re-position their portfolios in a world that was changing quickly and take advantage of longer-term opportunities as well. Net new fee generating asset flows were 23 billion in the fourth quarter, representing a growth rate of 8%. This resulted in 60 billion of flows for the full year, which translates to a solid 4% growth rate in the context of global equity market declines.

We continue to capture our clients’ demand for higher yielding products through our savings, our certificates of deposits, our Money Market funds. Money market inflows in Asset Management were 16 billion for the quarter, and three-quarters of which came from GWM clients. And this brought Asset Management’s total Net New Money to 25 billion for the year. Net new deposits turned positive in the fourth quarter, driven by Switzerland and Asia Pacific. For the full year, we delivered 17% net interest income growth in Wealth Management and P&C.

In the Americas and Switzerland we delivered positive net new lending in every quarter, without relaxing our strict underwriting standards. And this result more than offset the continued deleveraging activity that we see in Asia Pacific.

For our institutional clients, 2020 [Edit: 2022] was a tale of two halves, really. The first half of the year was driven by strong equity market activity, with foreign exchange and Rates then taking the spotlight in the second half. Through a wide range of market conditions, our diversified product mix in Global Markets and our agile way of allocating capital and resources where it needs to go, that allowed us to provide comprehensive services to our clients. Record performance in our Equities franchise and the second best FRC performance on record helped offset the impact of industry wide slowdowns in activity across Global Banking.

Slide 6 – We are executing our strategy across the regions to drive growth and efficiency

As a leading global wealth manager, our diversified footprint empowers us to execute our strategy across regions to drive growth and efficiency. And you see an overview of the regional performance here on slide 6. The regional picture is very important where that's where the business comes together for our clients.

Just starting in the Americas, where our clients continue to turn to us for advice and solutions. Client demand for our separately managed account offering remains strong with another $4 billion in flows in the fourth quarter. Net new money in SMAs totaled $21 billion for the full year. We also saw continued interest in alternatives, leading to$10 billion in net private market commitments for the year.

In the US, we already have over 20% of the Barron's top 100 private wealth management teams and we continued to recruit high quality advisors in the second half of the year to support our industry-leading advisors' productivity. Our recruiting efforts also supported $4 billion in net new fee-generating assets in the fourth quarter and $17 billion for the full year.

Our economists are projecting that 2023 will be a challenging year for the US economy as inflation and higher interest rates create headwinds for economic growth. And nevertheless, our priority for the region is to drive organic growth and build on our scale with our core wealth and GFIW clients. We will leverage our investment banking and asset management capabilities to deliver the whole of UBS to these clients.

We will continue to invest in our digital capabilities to improve client connectivity to our advisors, and we will look to become the primary bank for our core clients by improving our banking capabilities. At the same time, our efforts to simplify processes and invest in infrastructure and controls will be complemented by strategic and tactical actions on cost to support improvements in our cost income ratio.

Now moving to our home market, Switzerland. The stability of the economy and our number one position continues to support a record level of deposit and loan volumes, strong profitability and growth. Net new fee generating assets flows were $5 billion in the fourth quarter, $9 billion for the full year and that's a growth rate of 7%. We also saw $8 billion in net new deposits in the fourth quarter and $9 billion for the full year. For 2020 [edit: 2022] our focus in Switzerland is to deliver on both market growth. We will continue to invest in our strategic technology initiatives and support our clients' transition to mobile banking while remaining disciplined on expenses.

In EMEA, we maintain our momentum with clients in the fourth quarter as well, with $11 billion in new fee generating assets for the quarter, we brought in $20 billion for the full year and that's a 6% growth rate that's supported by strong flows in in the Middle East. In the Investment Bank, we had our best year on record for both revenue and profit before tax, supported by a record in Global Markets and outperformance in Global Banking as well.

Elevated and volatile energy prices continue to have a significant impact on macroeconomic activity. Although our economists are becoming more and more optimistic the downturn being shallow. Our optimized EMEA footprint positions us well in the current macro environment, and this affords us the ability to be focused on targeted growth opportunities across Europe and the Middle East. So, a strong year for EMEA.

And, lastly, Asia Pacific, the residual impact of the pandemic and concerns over economic growth consistently weighed on investor sentiment throughout the year. However, our clients trust in our advice and capability led to 12% growth in net new fee-generating assets for the year. In the IB, we moved up five spots to claim the number one position in equity capital markets for non-domestic banks for the full year. We delivered the best M&A on record, and we were recently named the best Investment Bank in Asia and Australia by Finance Asia.

Now the easing of COVID-related restrictions in China has led to a more optimistic outlook for 2023. We believe 5% economic growth is back on the table for China and – acceleration of the growth beginning in the next few months. While growing segments and sentiment has improved, they are taking a wait-and-see approach so far. We remain well-positioned to support our clients both onshore and offshore in China and the rest of Asia Pacific as activity resumes.

Longer term, we remain focused on executing our strategy to capture growth. In October, we launched WE.UBS, the first digital wealth management platform from a global wealth manager in China. And in Southeast Asia, we are focusing on expanding our GFIW business to serve family offices, entrepreneurs, Asian technology firms, to drive growth. And as you can see, technology is key to many of our achievements this year, and next year will be no different.

So I'd like to take you through our technology delivery on the next slide.

Slide 7 – Making technology a differentiator

You can see some examples here on slide 7 how we are investing our $4 billion technology budget to make technology differentiator through simplification, automation, and by improving our clients' experience. And this transition also directly contributes to the bottom line with approximately $200 million in cost savings for 2023 and our plan is to continue to reinvest this.

Let me give you some examples of how we're driving this. We now have 18,500 employees operating in Agile. In technology, 68% of these are engineers, and that compares to 55% when we started Agile. So basically, you see a 13% point increase, which is a 20% productivity improvement. And next to the efficiencies and the productivity improvement that this brings, it also delivers a faster delivery of technology change, so quicker time to market of improvements. We've also decommissioned 600 applications in 2022, and we have now 65% of our computing power on the cloud.

Slide 8 – We maintain a strong balance sheet and disciplined risk management

As you can see on the next slide, we remain well positioned for the current environment and maintain a balance sheet for all seasons.

In 2022, we generated 7.5 billion of capital, of which we distributed 7.3 billion, including 5.6 billion share repurchases. Our capital and liquidity ratios are strong. Our balance sheet is healthy. Our strong balance sheet and risk management discipline allows us to support our clients, meet regulatory requirements and deliver attractive and sustainable capital returns to shareholders.

Slide 9 – Committed to sustainable finance

On slide 9 you can see our progress on sustainability. As you know, sustainability is a core part of our strategy. We reduced our own greenhouse gas emissions by another 11% as we upgraded buildings and continued to source 100% renewable electricity globally as well. We are proud of the progress made on our objective to better reflect the diversity of our workforce in leadership positions, and we expanded our sustainable product offering. We are proud to maintain our industry leading ESG ratings here as well.

Slide 10 – Delivered on our RoCET1 and cost/income targets for the full year

So, the summary of the financial results. You see that on the slide 10. I’ve already mentioned the good performance for the full year. And for the quarter, we had strong flows and we managed with discipline. We had solid results considering seasonality and the macroeconomic backdrop which enabled us to wrap up the year comfortably within our targets.

Slide 11 – Our financial targets remain unchanged; expecting >5bn of buybacks in 2023

 Slide 11 which is more or less looking forward. Our financial targets are unchanged. For 2023, we are confident in our ability to deliver 15-18% return on CET1 capital and to stay within the range 70-73% of cost/income ratio.

Our capital guidance is also unchanged. At our current capital levels, we are in a strong position to fund business growth and a progressive dividend, while returning excess capital to shareholders via share repurchases. During the first four weeks of this year, we bought back 500 million worth of shares and we are targeting at least 5 billion for 2023.

With that, let me hand over to Sarah. Sarah?

Sarah Youngwood

Slide 13 – FY22 net profit USD 7.6bn; 17.0% RoCET1

Thank you, Ralph. Good morning, everyone.

Starting on slide 13 – In 2022 we delivered a good performance in a challenging environment. Our global franchise enabled us to meet our Group financial targets both on a reported and underlying basis, with strong cost control, risk management and capital returns.

Slide 14 – 4Q22 net profit USD 1.7bn; 14.7% RoCET1

Now moving on to the quarter on slide 14 – Net profit was 1.7 billion dollars, with a reported return on CET1 of 14.7%, and a cost-income ratio of 75.8%.   The underlying performance is on the page and the delta between reported and underlying is in the appendix.

Revenue was down 8% and expense was down 13%. FX impacted both by approximately 200 million, for a net effect of negative 25 million. The net credit loss expense was 7 million dollars, compared with a 27 million release last year, reflecting great stability in our credit metrics, and strong risk management.

The effective tax rate in the quarter was 14% plus, compared with 21% a year ago due to deferred tax assets. For 2023, we expect it to be around 23%.

Slide 15 – Total revenues

Let’s start with fourth quarter revenue on slide 15 – In addition to the usual seasonality, the macroeconomic environment led to depressed equity markets and low levels of client, M&A and capital market activity. However, we saw increased activity in fixed income, and the benefit of higher rates. As such, our underlying revenue ex-FX was down 9% with an increase from NII in GWM and P&C more than offset by lower asset-based and transaction fees, as well as lower IB revenue.

Slide 16 – Net interest income

Moving to NII on page 16 and starting with the top chart – In 2022, we added over a billion dollars in net interest income with the benefits of higher rates partially offset by deposit volume and mix.

In the bottom chart, you see the quarterly movements. NII of 2.1 billion dollars was up 263 million, or 14% quarter-on-quarter. This strong result reflects the benefits of our global franchise, with every region contributing across GWM and P&C. Almost half of the increase was in Swiss Francs, and the rest mostly in Euros and in US Dollars.

As you would expect – the benefit of rates, shown in the second bar, was the main driver. Moving to deposit volumes. Total deposits rose 6% sequentially. This included 9 billion dollars of net new deposits, which reflected a 7% annualized growth rate, and with strong contributions in Switzerland and in APAC. We have seen continued demand for our products in both P&C and Wealth Management, with the demand for our saving products exceeding sweep outflows.

Moving to deposit mix. While the level of sweep outflows was similar to last quarter, we are seeing a deceleration of mix shifts in US Dollars, but some acceleration in Euro. We haven’t seen any shifts in Swiss Francs yet, but we expect deposit mix impacts across currencies.

Looking ahead, based on the current forwards – Our exposure across Swiss Francs, Euros and US Dollars, means we expect 2023 NII to be higher than 4Q22 annualized. For 1Q23, we anticipate a low-to-mid single digit increase versus 4Q22.

Slide 17 – Executing our cost strategy

Now, turning to costs on page 17 – For the full year, as you can see on the chart – expense was down 4%, or up 0.7% ex-litigation and FX. If you also exclude variable comp, expense was up 2.6%.

Decisive and immediate actions on costs in the second half of the year have contributed to us achieving our cost-income ratio target for the full year, despite a challenging revenue environment.

Moving to the table at the bottom. This quarter’s operating expense was down 13% year-on-year. Excluding litigation and FX, the number was up 1%. Inflationary pressures on salaries, higher technology costs and T&E were mostly offset by efficiencies.

For 2023, we expect costs ex-litigation and FX to increase by 2 to 3% year-on-year. We are managing the cost base and giving guidance considering a range of economic scenarios. The guidance also reflects the annualization of last year’s elevated inflation, continued investments and the expected benefit from efficiencies.

Slide 18 – Maintaining our cost discipline to support our growth plans

Let’s turn to these efficiencies on slide 18. In 2021, we announced a 1 billion dollar gross savings program to be achieved by 2023. I am pleased to report that we have already achieved 700 million dollars to date, 100 million ahead of plan. To deliver that result, we effectively implemented a number of measures across the board: including restructuring; structural compensation adjustments; optimizing our footprint; reducing consultant and vendor spend; and executing our tech strategy with discipline.

Through the addition of new initiatives, we are now expanding our gross cost saving program by 10% to 1.1 billion, and this is while absorbing FX headwinds of 100 million dollars.

We remain laser-focused on costs and committed to delivering the structural and tactical measures necessary to achieve both our guidance and our target cost-income ratio.

Slide 19 – Global Wealth Management

Let’s move to our businesses– starting with GWM on page 19. GWM profit before tax in the quarter was 1.1 billion dollars, down 14% on an underlying basis.

Revenue was 5% lower than last year, with asset-based and transaction revenue down in all regions, partially offset by net interest income. We continue to actively manage deposits across margins, volumes and mix, driving NII up 35% year-on-year, with positive net new deposits and continued impact of deleveraging on net new loans.

Operating expense ex litigation and FX was flat year on year.

Net new fee-generating assets were 23 billion dollars in the quarter, an annualized growth rate of 8%. We had positive flows in all regions mostly into advisory mandates and SMAs. For the past 12 months, we attracted 60 billion dollars of net new fee-generating assets, which represents a 4% growth rate.

Slide 20 – Asset Management

Moving to Asset Management, on page 20 – with a profit before tax of 124 million dollars.

Total revenue decreased 31%, with lower net management fees driven by market headwinds and FX – and lower performance fees.

The cost-income ratio was 75%, with lower revenue, and expense down 4%, as we benefitted from FX and had lower personnel expenses.

Net new money in the quarter was 11 billion, of which 16 billion went into money market funds, as we successfully captured client demand for cash-like solutions. Excluding money market, we saw 4 billion inflows into Sustainability focus and Impact investments and 4 billion into SMAs, which were offset by outflows in our active Equities and Fixed Income businesses as clients continued to rebalance portfolios. While the Asset Management business has been impacted by markets, the franchise has important capabilities in key areas of focus, namely sustainable investments with 178 billion of invested assets, Real Estate and Private Markets with over 100 billion, and SMAs totaling 125 billion.

Slide 21 – Investment Bank

Now onto the IB on slide 21 – The IB delivered 112 million dollars in profit before tax and a 4% return on attributed equity.

Revenue in Global Markets of 1.4 billion dollars was down 8% ex-FX against a record fourth quarter last year. In Equities, high correlation and the ongoing macro uncertainty dampened client volumes particularly in derivatives and cash equities. Our performance in the US was weaker year-on-year and we are continuing to invest in the franchise to bolster our capabilities. However, we delivered the best 4Q on record in our FX, Rates and Credit business.

Global Banking revenue was down 52%, in line with very low levels of industry activity across Advisory and Capital Markets, but with strength in APAC and EMEA.

Operating expense was up 12% ex-litigation and FX, due to compensation adjustments that we made in 4Q21.

Despite a challenging 4Q, the IB has delivered another year of strong results, with a return on attributed equity of 15%, better revenue on RWA than any US peer, and record revenues in Equities, Derivatives & Solutions, Financing and Prime Brokerage. This was achieved in a rapidly evolving market context, and with one of the lowest Banking fee pools on record. Yet, we had record M&A in APAC and we outperformed in EMEA.

Slide 22 – Personal & Corporate Banking (CHF)

Wrapping up on the businesses with the excellent performance in P&C on page 22 – Profit before tax in the fourth quarter was 504 million Swiss francs, the best quarter in over 10 years, when excluding one-off gains. This result was largely driven by 21% higher NII, combined with strong cost discipline.

Overall, total revenue rose 10% year-on-year, with small decreases in recurring net fee income and lower transaction-based income.

We consistently engaged with our clients and were able to deliver 2 billion of net new investment products over the past 12 months, an annualized growth rate of 8%. We also saw 7 billion of net new deposits and 4 billion of net new loans.

We delivered a cost-income ratio of 54%, and costs were up 1% on an underlying basis. Included in these results are strong efficiencies and technology investments. A good proof point is the increase of 10 percentage points year-on-year in the share of Personal Banking clients that are active mobile users – which benefits our clients and creates operational efficiencies.

Slide 23 – Common equity tier 1 capital

Moving to capital, on page 23 – At 14.2%, we maintained a strong capital position, while delivering attractive capital returns.

On the walk – starting at 14.4% at the end of last quarter. Net profit contributed 50 basis points, offset by capital returns to our shareholders also at around 50 basis points. The net currency effect was close to nil quarter-on-quarter, as the FX impact on CET1 and RWA offset each other.

Looking ahead, our guidance on regulatory-driven RWA remains consistent with last year, as shown in the appendix. Separately, we expect the introduction of the minimum tax in the US to increase our cash tax rate and affect our CET1 capital accretion. Based on 2022 profitability, this would translate to around 250 million lower CET1 accretion, which would come back over time, as mentioned in our report.

Slide 24 – Delivering attractive capital returns

Wrapping up on slide 24 – For 2022, we are proud of what we delivered for our clients, for our employees and for our shareholders. We returned 7.3 billion dollars of capital, for a pay-out ratio of 95%.

We are committed to our strategy, to disciplined execution and to creating value for our shareholders. We entered 2023 from a position of strength. We expect to support our client franchises and invest for growth, while remaining committed to a progressive dividend, and repurchasing over 5 billion dollars of shares.

With that, let’s open up for questions.

Analyst Q&A (CEO and CFO)

Kian Abouhossein, JP Morgan

Yes. First of all, thank you for taking my questions. First question is regarding Asia. And can you just talk a little bit about what you're seeing in Asia? You made a very brief comment, Ralph, but maybe a little bit more. Do you see any releveraging change? Do you see any change in transaction volume pick-up or net new fee-generating asset pick-up? And what should we look out first in that respect in wealth management?

Secondly, in respect to forward curves, can you discuss what interest rates you use for the key markets in your assumptions on NII guidance for first quarter, but also more importantly for ‘23? And what – can you talk a little bit about betas in that respect and net interest income forward assumptions for 2024-2025? What rates you're using at this point?

Ralph Hamers

Yeah. Thank you, Kian. So the color I can give is limited, honestly, given the fact that beyond, you know, closing the year and this update, there's only like 3 weeks, 3.5 weeks of experience of what we see. But what we can tell you is that, you know, you did see also in the fourth quarter further deleveraging in Asia Pacific. We sense that towards the end of the quarter that came to a halt there. So it's too early to say whether that is a stop or not. But that's what we saw. Then in terms of the mood in Asia, I think it's more upbeat, the markets. Clients are surprised by the quick opening of China and the action-oriented approaches by the Chinese also to embrace the openness, to get the economic growth, to get investors in, regulators reaching out as well. So I think that's all very positive on one side.

Then clearly, you know, the new year started, everybody has their festivities. So the question there is really, you know, how does it kind of – how does this continue then? So for the moment, what we have seen in the recent rally is from our wealth clients is actually a wait-and-see approach. So in terms of activity level and flows, a wait- and-see as well. Yeah. Sarah?

Sarah Youngwood

Yeah. In terms of on the forwards we are following the forwards, and we look at them all the time. And so, you can use the forwards that are available now or as of Friday for your analysis. So, when you think about the rate expectations that we are seeing in the different markets, we are seeing that the Fed continues to increase probably until the first quarter and then stabilizes from there. And then that is SNB going to the 1.5% level, the ECB around the 3% and then coming down a bit, and Bank of England a bit above that. So, we are going exactly with the forward analysis as we do our analysis.

In terms of the betas, what I can tell you is that we are really considering the mix of our businesses. We don't disclose specifically the betas, but we are considering all of the mix across GWM and P&C at a granular level. And what you are seeing is the experience that we have had is reflective of, actually, so far, our models have been predictive on the beta side. We have seen a fair bit of mix in the US. And as I mentioned, in terms of euro, we are seeing, to see some on mix. And in Swiss francs, we would expect it to come, but it hasn't come.

Flora Bocahut, JP Morgan

Yes. Thank you for taking my question. Good morning. The first question I wanted to ask you is regarding the cost/income target, which, you know, you have reiterated today for the midterm on 70% to 73%. It's been now – when we look at the underlying profit level. So, ex any one-offs, it's been three quarters that, you know, you've been outside that range. So, what makes you think you can get back to what the range? And how quickly can we expect that you will get back towards that level of cost/income ratio already in the next few quarters?

And the second question is just coming back to the net new money in APAC. I mean, obviously, you had a stronger than usual run rate in Switzerland, in Europe, but then not so much in APAC. You're talking about the wait and see approach. Would it be fair to say that the – some of the outflows that have been seen elsewhere may not yet have been transferred to one of the competitors? And could be waiting to be picked up? Is that a fair assumption?

Ralph Hamers

So, we'll start with the second one, and then Sarah can take you through the first one there. So, in the flows in Asia, actually, we saw healthy flows in Asia throughout the year really, in net new fee generating assets, and also in the fourth quarter at CHF 3.4 billion. So, that was actually more continuation of flows coming through, very solid client relationships. If your question is, to which extent, is some of these flows related to the status of other financial institutions. We can only say that our growth is – that is not the primary source of our growth at all. You should know, and you do know that, we're the number one wealth manager in Asia. We have a very clear position around how we deal with our clients and also what our risk appetite is with clients. And, therefore, it is more because of what we present and what we do that we attract these flows than the other way around. Sarah?

Sarah Youngwood

In terms of the cost/income ratio underlying, when you're looking at what's coming ahead, first of all, you have the benefit of rate. And so, NII is continuing to be a strong contribution to our result. Second of all, you've got the contribution from the flows that we are continuing to generate. And after that, in terms of the equity market, obviously, there are different ranges of scenarios and everybody can make their assumptions there.

In terms of the cost side. You're seeing us be very rigorous there. And so, the expense guidance that we gave you, 2% to 3% ex FX and litigation is, of course, reflected in our cost/income ratio guidance.

Andrew Coombs, Citi

Good morning. One on capital return and then one on FX. If I look at capital return, you've guided to greater than $5 billion for the buybacks. I note the greater than comment. I guess my question would be why did you not feel comfortable coming out with guidance that was more similar to full year 2022, to the $5.6 billion that you executed. I know you flagged the CAMT tax change in the US. But just trying to understand your rationale for why, I mean, they're greater than $5 billion, which is obviously less than what you've achieved last year.

And then my second question just on FX, I know your cost guidance still there to be greater in 2023 has FX movement, obviously the FX move overall should be a tailwind this year for you in terms of profitability, but potentially a headwind to your cost line. So perhaps you could give us an idea of what you think the magnitude on revenues and costs would be based on the current FX rates compared since 2022 average? Thank you.

Ralph Hamers

Okay, thank you, Andrew. I'll take the first one, Sarah, the second one. So on the capital guidance, I think if you compare our language that we used last year around this time, it's more confident because last year we basically gave you guidance of around $5 billion and now basically we're giving you above $5 billion.

And honestly, why don't we give precise numbers? Because it is not – it's not a precise business that we're in. So we have to deal with market circumstances, with developments, with sentiment, et cetera, et cetera, et cetera. And we think it is better to give you a guidance that we're confident then on delivering and then update you while the year goes by. Sarah?

Sarah Youngwood

So in terms of the FX, all I would give you as a reference point is that the FX was an impact, for example, this quarter of approximately $200 million in both directions, so both on the expense and on the revenue. And so that gives you an idea of what it could look like but of course, it will depend on the FX story.

Jeremy Sigee, BNP

Thank you. Morning. Two related questions, please, both on net new money flows. Firstly, your outlook comment has quite a cautious comment about client sentiment may affect flows. I know that's unchanged language from the previous quarter. I just wondered if there's anything specific in that that you're seeing or if that's just general caution. That's my first question.

And then, the second one, slightly related. I know it's tentative for you to talk about flows from or relating to your competitors, but I just wondered why you wouldn't be a natural home for outflows coming out of a competitor. You're saying that's not the primary source of your inflows, which is a bit surprising. Why wouldn't you be the natural home for some of those flows to relocate to?

Ralph Hamers

Thank you, Jeremy. So in the first one, it is general caution. So, since you asked the question so specifically, it is general caution. And it has to do, Jeremy, with the fact that, you know, we are – at the start of the year, we see some positive signals around China opening up could be a support of economic growth and constructive market environment. We see the LCM, the leverage capital markets coming back to life a bit, which is normally a leading indicator for capital markets to open up as well. So, those are positive signals.

But on the other hand, you know, we're waiting for inflation numbers. And with that, to get a sense for how strict central banks will have to move in order to curb that inflation to break it into a non-structural inflation to a lower level and what the cost of that could be to the economy. So, that's why we are generally cautious, because these are the things that play. I do expect in the next couple of weeks even to have a bit more clarity, certainly about inflation, central bank movements, China further opening up, corporate results coming through as well. So, I do think that the next couple of weeks could give us some hints as to how firm market recovery could be. So – and that was – but for the moment, it is general caution there.

On the second question, there is many places where our clients can go in general. Given the fact that we are the largest wealth manager in the world, there's not necessarily new clients for us, right? So, we already deal with clients that others have as well. So, although we are certainly the natural place for these clients to go to, they are generally already a client of ours. That is one aspect. And the other aspect is that there is a bit of a difference in risk appetite in some situations as well. So, those are the two. Thank you.

Anke Reingen, RBC

Yeah. Thank you very much. I just wanted to ask on costs again. I mean, given the company adjust for FX rates, I mean, I understand you don't want to give any more guidance. But can you give us maybe like the FX effects mix on costs or if we think about the cost/income ratio, should FX effects basically be neutral for the cost/income ratio?

And then in terms of the investment banking, you said 2022 is a good revenue year, but the cost/income ratio is 78%. Is that sort of like where you think the cost/income ratio should be or do you think it should be trending down lower in the Investment Bank? Thank you very much.

Ralph Hamers

Okay. So, I'll start with the second question, and Sarah will take the first one, Anke.

So, on the second one, basically, the way we look at our Investment Bank, as you know, is the Investment Bank has to return its cost of capital.

And there is a combination here of the use of capital, and it is a capital light investment bank, as you know. And with that, therefore, also the consequences for the cost/income ratio. So, since we are capital light on the Investment Bank, and we are best practice in return of risk weighted assets. And the cost/income ratio may not be as competitively seen, because we invest heavily in technology as well. Because that's the way we play in the Investment Bank. And therefore, the return in the Investment Bank, and we had the last three years, a very good return, all three years, good returns, and also returning more than cost of capital, that is more for us the indicator that we manage the Investment Bank on, then per se the cost/income ratio. Because in the markets that we play in, we need to continue to invest in technology, in artificial intelligence, because that's the game we play in the Investment Bank. And so, that's, I hope, explains to you as to how we look at the Investment Bank.

Sarah Youngwood

And in terms of the cost to income ratio, you mentioned that – and that's a great way to think about it. It is really very neutral in terms of how it's affected by FX. So, the best way to think about it is that all of our guidance is standing, regardless of the FX, because on a cost to income ratio, both the numerator and denominator of affect – are affected in opposite directions.

Adam Terelak, Mediobanca

Good morning, all. Thank you for the questions. I’ve got another one on costs and then one on capital. On expenses, I'm actually a little bit surprised on the cost guide, 2% to 3%, given that previously you've spoken ex variable compensation. But now, you seem to bake that into the guide. So, can you just give us a bit of color about kind of base case for revenues opposite that, particularly in GWM, which is clearly, FA comp is very much linked to the fee line there. So, just a feel for your base cases on planning and why you're switching guidance from kind of an underlying inflation figure to – which excluded variable comp – to one now all in.

And then secondly, it's a bit of a technical question around Basel IV. Appreciate the slide in the appendix. Can you just give us a bit of a color about how the short-term inflation to your risk weights is front-loading some of that Basel IV impact, the relation between kind of the 2022 to 2023 inflation and what that's done to your 2025 Basel IV impact? And can you split that out a little bit between credit risk and operational risks and how we should be thinking about the short term versus the longer term there and the interaction between the two? Thank you.

Sarah Youngwood

In terms of the costs, we wanted to give you a guidance that is reflective of how we manage the place, which is the total cost. And of course, I think ex FX and ex litigation is helpful in terms of the exclusions. The reason for the range is actually to consider different revenue outcomes, as well as the different paces of investments that could be related to that. So, that's really on the first one.

On the second one on – what you're seeing is exactly how you framed it in your question which is that we are seeing some timing difference. So, the total trip between the end of 2021 and the adoption of Basel is about that $30 billion that we talked about exactly a year ago. But we are able to offset the increases that happened along the way with reductions in the final adoption because it is addressing the same risks that have already been covered by some of the model updates that we put in place. So, it's exactly as I think you expected in the framing of your question.

In terms of where it's coming from, there is also one element that is interesting, which is that as you are moving from 2024 to 2025, because of the operational risk and how it's calculated, there is some of the exposure that just dropped from the record. And so, there was a little bit of help there.

Adam Terelak, Mediobanca

Can I just follow up on operational risk? I know Switzerland hasn't quite defined ILM, whereas Europe has gone to one. Do you know where the debate on that is? So, I assume you've got operational losses as part of the calculation on your Basel IV impact?

Sarah Youngwood

Yes, so, operational losses is included and the debate is still open on that in Switzerland.

Amit Goel, Barclays

Hi. Thank you. I have one kind of follow-on question and one different question. The follow-on question, I guess, come back to net new fee-generating asset growth. I guess, there've been a few moving parts in 2022 driving that strong performance. But I'm just kind of curious if, in 2023, given the China reopening, you would kind of put it as a base case that net new fee-generating asset growth should be stronger this year than last.

And the second question, just relating to the, you know, the medium-term investment plans and, you know, in particular on the digital side in the US, just curious of your thinking in terms of investment there. With the Wealthfront transaction not happening, is that an area where we should expect some cost growth or is that segment of the market not something that you're looking to continue or looking to play into? Thank you.

Ralph Hamers

Thank you, Amit. So, on the first question, so you know that the way we look at net new fee-generating assets when we came out with our strategy over the last two years in thesis, but specifically also came around with guidance around net new fee-generating assets growth is that we expect this to grow around to 5%, and some years maybe a bit below and some years a little bit higher. But it's the 5% that you can count on, and that's also the way we see things developing, more or less. And so, that's on net new fee-generating assets.

Now, back to the US, just to kind of make that case once again, I think it's important that we are large in the US. We are a very well-recognized brand in the US. As I explained in my opening, we're very focused on our wealth clients and our – on our family office clients there as well. And those need financial advisors that need to be supported by digital tools. So we have launched the initial versions of a improved workstation that will be further improved over time.

Then we are working on further digitization, some of the processes to support their business and increase their productivity as well. As you know, banking in itself is important to us as well in order to develop the product slate for them to be more successful, also on the banking side. And since we started this, and this is before the update even, we have increased our banking business around deposits by $48 billion and in loans by $41 billion. So you see the banking business really coming through. And, therefore, we will need to continue to invest in that. Also in the process of supporting that flow into our bank in the US, it's important as well.

Now, if you read all these digital components that we have to deliver for our wealth management clients, then automatically we are building a base that we can also then develop specific propositions for our workplace wealth clients that we have 2 million of. So that's the way you should look at it.

Now, honestly, I do think that – and most of the people who know me think there was never an end to technology expenditures and that will also not ever end in the US. So for us, this is more a program of continuation of investment and improvement, moving to an agile way of working there as well, like we have done in many other parts of UBS. And then you will have a continuation of technology investments in order to improve each and every part of our franchise there to make it more efficient and make our financial advisors more productive.

Magdalena Stoklosa, Morgan Stanley

Thank you very much. I've got two questions both on wealth. The first one is literally a follow-up on your explanation about the kind of US business over the last couple of years because, of course, we've talked over quarters about that kind of banking penetration, about business banking penetration, about the loan penetration as the way to growth – to grow that product franchise in the US.

But, Ralph, can I ask, when it comes to kind of deliverables going forward that you will be holding that kind of US wealth business to, what would be your key ones? Is it still about deposits, the loan growth, with the balances of which you've just mentioned or is it kind of more nuanced than that? So, that's the first question.

And the second question is about the Middle East as an opportunity in wealth. I think you very briefly mentioned it in the slides, talking about EMEA flows or net new – net flows. But can I just ask, because, of course, we don't really focus on the region kind of as much as we probably should, how do you see it as the wealth franchise? What's the plan going forward?

And actually could you give us a sense just how much of those EMEA inflows were actually generated in MENA? Thank you.

Ralph Hamers

So thank you, Magda. So on the first one, clearly we go into much more details as to getting a feel for how the US business is developing. But what is important here is that we are a top five player at there. We are – we have a very specific brand recognition there. And we have to build on the strength of our brand there, which basically means that the core of our business is done through our financial advisors, if not almost all.

And that is the crucial aspect of it. And what we want to do is support them to be much more productive. So in terms of the levers that we pull is financial advisor productivity, not only by supporting them with much better processes, but also with the right and the more sophisticated products and everybody else can.

Also global products, which is basically where the UBS as a global wealth manager comes in, has a differentiating tool there as well. But on top of that, we are specifically recruiting those financial advisors that are more productive and that have higher net worth and ultra-high net worth clients and are in those geographies where we expect much faster growth.

They are geographies where there is quite some entrepreneurial wealth creation because the fastest growth in the US, in the US wealth pool comes from entrepreneurial wealth. So it is much more than just a couple of top-lines. It is very specific as to where do we recruit our FAs, where do we expect the wealth creation to be, who have a proven track record through which we can work, how can we support them with sophisticated products, where does banking play a role there and the stickiness of those relationships so that it can continue – so that they can continue to build a franchise. So, there's a couple of indicators that we are looking at as to how we actually grow this business sustainably and not only tactically. That is the impact element of our US business.

Now, when it comes to the Middle East, it's not new to UBS that we – that we bank the Middle East. But we are growing our teams there. Over the last two years, we did open our office in in Qatar, in Doha. We have recruited people there. Beyond the wealth business, we also do services activities there as well. So, we're committed to that. And you see on the back of recruiting teams in the Middle East, you see more clients coming through and also the flows coming from those clients. And in the fourth quarter, yeah, there were also flows coming through there. These are the ultra-high net worth individuals in the in the Middle East. So, they come with high tickets.

Stefan Stalmann, Autonomous

Hi. Yes. Good morning. Thank you very much for taking my questions. I would like to start with a question on NII, please, on your guidance. You're guiding quite specifically about what should happen between Q4 ‘22 and Q1 ‘23. But you're a bit less specific for the whole year. Do you see any reasonable scenario where on an FX-neutral basis, your NII in any of the following quarters, Q2 to Q4 ‘23 could be lower than it was or than it is expected to be in Q1 ‘23?

And the second question, I guess, goes back somewhat to what Magdalena just asked in GWM in the US business. Your Chairman toyed with the idea, in an recent interview, about publishing separate KPIs for the US wealth management business. And I was wondering whether you would consider doing that. And given that you're currently not breaking out the US business at all, and whether that would require a change in the divisional setup. Thank you very much.

Ralph Hamers

Thank you, Stefan. I will answer the last one, and then – and Sarah will answer the first one. So, on the last one, it's under consideration.

Sarah Youngwood

So, in terms of what you should expect, first of all, if you look at the forwards that what is underlying our guidance. So, if you take different forwards, you could certainly see different scenarios going there. And we give you, on each quarter, more information, very precisely about the following quarter. But we wanted also to cement, that there is a very good story for the full year, which is why we gave you the annualized guidance.

Andrew Lim, SocGen

Hi. Thanks for taking my questions. I’m about to drill down a bit more into Wealth Management Americas, and discuss that, as others have done. So – I mean, relative to other regions, as we've seen in slide 31, that decline of 20% in PBT seems quite disappointing compared to the other regions. I was wondering if you could give a bit more color on whether that's suffering a bit more on the deposit beta or migration side there and whether that represents a change going forward in the profit trajectory.

And then perhaps you could talk – maybe you could talk a bit more specifically about that structural difference in the Americas versus peers in the US. They didn’t suffer such a big decline in PBT in the fourth quarter. It was rather flat or up. And then if you look at the cost/income ratio, yours of 86%, it's still a good 16 percentage points higher than peers. So, what are the differences here in UBS Americas versus US peers and what can you do here to really improve that?

Ralph Hamers

Thank you. So, if you compare us with the peers in the Americas is that the peers that we compete with have a local banking business and which is very stable in terms of what – if it comes to the production of their business of new clients, as well as the stickiness of the money and the – and with that where they may need to price in order to manage the shift in the mix of the business. We're very much a wealth manager. That's what we do. And they are a combination of a wealth manager and some have a larger exposure to the local business, which generally comes with a bigger scale in the local business and with that, therefore, also a lower cost/income ratio. Sarah, anything to add?

Sarah Youngwood

No. We – just obviously, this is also reflecting the level of investments that we are making in the region.

And so, as you see us addressing both their revenue as well as the expense both in the investment side wallet share as well as the banking wallet share. And on the cost side, both strategic and tactical, we certainly plan to improve, but it will take some time for the mix to start becoming more in line with what you are seeing in some of the peers that you're comparing to.

Ben Goy, Deutsche Bank

Yes. Hi. Good morning. Just one major question left from my side. We get 95% payout in 2022 and I was wondering whether we should think about just below full payout as well this year? And if this is the main determining factor on how large the buyback can be? Thank you very much.

Ralph Hamers

Well thank you, Benjamin. Thank you for trying again as well. But as you know, we have a very capital generative model. Certainly in an uncertain environment for us, the first priority is to have a strong balance sheet. And the second priority is that where we see growth, that we can actually support that growth using capital as well.

The third priority is that we have a dividend that we want to increase progressively in order to have a good mix between dividends and also a share buyback. But since we feel we are undervalued, we find the buyback even more important. And therefore, we came out with this guidance that we have given. And again, I can't give you more than what we have given, which is the over $5 billion that we're confident with. And clearly, you know, as the year progresses and there is further progress on it, and we can update you on it as to where we are, we think where this is going, we will certainly do so. Thank you.

Ben Goy, Deutsche Bank

Fair enough. Thank you.

Nicolas Payen, Kepler Cheuvreux

Yes. Good morning. Thanks for taking my question. I have two on wealth management. The first one more on APAC, and we can see that your number of advisors is decreasing despite, you know, China reopening and probably a higher level of activity expected. So I wanted to know, how do you intend to capture this higher level of activity with potentially less advisors?

And the second one is on the US and like to know if it's possible to get a bit of color regarding, you know, the breakdown of your net inflows between an increase of share of wallet from existing client versus new clients coming in at UBS, US Wealth Management. Thank you.

Ralph Hamers

Thank you, Nicolas. So on the first one, it's – we're not really kind of after a specific advisor count, so to say. For us, it is important that the advisor that we have to have the right clients – the right client relationships. They can increase the share of wallet. The productivity of each advisor is important to us as well. And that is what we truly manage on. And we feel that with the current level of advisors that we continue to optimize that. And clearly, you know, manage for performance and pay for performance that we can certainly cope with, with some of the upside there. And clearly, we will continue to hire the right advisors as we have been doing up to now, and we will continue to do so also going forward.

Sarah Youngwood

And on your question for the US, you can think of the inflows for this quarter as being about half-half related to net recruiting versus same-store, and same-store is exactly with exactly the same clients. So, that gives you a sense.

Piers Brown, HSBC

Good morning. Yeah. I've got one on Global Wealth and one on litigation. So, Global Wealth, actually, it's just a follow-on from the previous question. But in terms of the US advisor numbers, I think you talked last quarter about having a strong hiring pipeline, but actually the advisor numbers look like they've dipped in the fourth quarter. So, if you could just talk to what the hiring plan looks like for this year in the US on the advisor front?

And the second question on litigation, the French tax case, it looks like the wording in the 4Q report is pretty much identical to the 3Q report. Is there any update on timing at all on that particular issue? Thanks.

Ralph Hamers

Yeah. On the second one, so what you have read is what you have read, and that is what we disclose and I can't give you more color there. Otherwise, it would have been in the disclosure anyway. So, you read it well, Piers.

On the first one, also there, we have a – we will continue to recruit in the US. It's just that in the last year when the markets were so high, we basically held back on recruitment in the first quarter and also the second quarter a bit. Because whenever we – went to – basically – I mean, you have to pay for the business they bring.

So – and at that moment, we held back a bit, and then we accelerated the recruitment, and we will continue the recruitment of FAs in the US. As I said, it's very important for us to get the FAs that come in at the level of productivity that is, basically, the market bench for us, right? So, we are a market leader in terms of FA productivity. We want to keep it at that level as well, and therefore, we have to continue to, kind of, train our FAs, support them as well on one side.

But in the other side, also recruit new FAs that come in with a higher productivity level, that come in with the higher wealth clients. And that are in areas where we expect the wealth growth to be the fastest. So, with that, therefore, also deliver that productivity. So, no specific plans other than continuing to further improve the FA productivity, as we have been doing over the last couple of years. And actually over the last couple of years, you've seen our FA count going down, while productivity continue – the overall productivity continue to be at least the same level. And that's where you saw that shift towards higher net worth individual clients, higher productive – productive FAs in geographies where we expect wealth to grow as well. And that is a – that is, basically, a campaign that we will continue to run. Thank you.

Ralph Hamers – closing remarks

Okay. In absence of further questions, let me thank you for being with us this morning. As Sarah and I noted, we delivered good results this year, and continue to show our strategy performs well across the cycle. It was, by no means, an easy year, but it was a year of many achievements and strong execution across the regions. And I think that our plans to stay very close to our clients, make sure that we can advise them through challenging times as well that that has create – that creates the momentum that you have seen also in the fourth quarter and throughout the whole year.

Now while our macroeconomic outlook remains uncertain, our strategy and what differentiates us at UBS is clear. We're the only truly global wealth manager. We have outstanding client franchises. We have geographic diversification. It was very helpful. We underpin all of that by disciplined risk management, also disciplined cost management. That's what you have seen over the last couple of years as well with our savings program and executing on that savings program and, actually, increasing that savings program now as well.

Our capital position is strong, our balance sheet is healthy, and that puts us at a great position to serve our clients, deliver strong capital returns to our shareholders in the next year as well.

Thank you very much and see you next quarter.

Cautionary Statement Regarding Forward-Looking Statements | This document contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development and goals or intentions to achieve climate, sustainability and other social objectives. While these forward-looking statements represent UBS’s judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. The Russia–Ukraine war has led to heightened volatility across global markets, exacerbated global inflation, and slowed global growth. In addition, the war has caused significant population displacement, and if the conflict continues, the scale of disruption will increase and may come to include wide-scale shortages of vital commodities, including causing energy shortages and food insecurity. In addition, the speed of implementation and extent of coordinated sanctions on Russia and Belarus, and Russian and Belarusian entities and nationals, and the uncertainty as to how the situation will develop, may have significant adverse effects on the market and macroeconomic conditions, including in ways that cannot be anticipated. This creates significantly greater uncertainty about forward-looking statements. Other factors that may affect our performance and ability to achieve our plans, outlook and other objectives also include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA) and leverage ratio denominator (LRD), liquidity coverage ratio and other financial resources, including changes in RWA assets and liabilities arising from higher market volatility; (ii) the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions; (iii) increased interest rate volatility in major markets; (iv) developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates, the effects of economic conditions, including increasing inflationary pressures, market developments, increasing geopolitical tensions, and changes to national trade policies on the financial position or creditworthiness of UBS’s clients and counterparties, as well as on client sentiment and levels of activity, including the COVID-19 pandemic and the measures taken to manage it, which have had and may also continue to have a significant adverse effect on global and regional economic activity, including disruptions to global supply chains and labor market displacements; (v) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (vi) changes in central bank policies or the implementation of financial legislation and regulation in Switzerland, the US, the UK, the European Union and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, net stable funding ratio, liquidity and funding requirements, heightened operational resilience requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS’s business activities; (vii) UBS’s ability to successfully implement resolvability and related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, or other external developments; (viii) UBS’s ability to maintain and improve its systems and controls for complying with sanctions in a timely manner and for the detection and prevention of money laundering to meet evolving regulatory requirements and expectations, in particular in current geopolitical turmoil; (ix) the uncertainty arising from domestic stresses in certain major economies; (x) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers adversely affect UBS’s ability to compete in certain lines of business; (xi) changes in the standards of conduct applicable to our businesses that may result from new regulations or new enforcement of existing standards, including measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (xii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA, as well as the amount of capital available for return to shareholders; (xiii) the effects on UBS’s business, in particular cross-border banking, of sanctions, tax or regulatory developments and of possible changes in UBS’s policies and practices; (xiv) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors; (xv) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xvi) UBS’s ability to implement new technologies and business methods, including digital services and technologies, and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xvii) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xviii) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, data leakage and systems failures, the risk of which is increased with cyberattack threats from nation states; (xix) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS’s operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xx) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS’s ability to maintain its stated capital return objective; (xxi) uncertainty over the scope of actions that may be required by UBS, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and the possibility of conflict between different governmental standards and regulatory regimes; and (xxii) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the US Securities and Exchange Commission (the SEC). More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2021. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly_______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi________________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly_______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi________________

Name:  Ella Campi

Title:    Executive Director

Date:  February 1, 2023